Exhibit 99.1

36Kr Holdings Inc. Announces Changes to Board of Directors

BEIJING, May 6, 2025 /GLOBE NEWSWIRE/ -- 36Kr Holdings Inc. ("36Kr" or the "Company" or "We") (NASDAQ: KRKR), a prominent brand and a pioneering platform dedicated to serving New Economy participants in China, today announced that Mr. Chengcheng Liu has resigned from his roles as the co-chairman and a member of the Board of Directors for personal reasons, effective on May 6, 2025. Mr. Dagang Feng will continue to serve as the chairman of the Board of Director, and Ms. Wei Xu has been appointed as the Company’s director, effective immediately.

Ms. Xu joined 36Kr in 2016 and currently serves as Legal Risk Control Department director, involved in the Company’s legal management and risk control activities. She has over fifteen years of experience in legal, serving as a lawyer at King&Wood Mallesons before joining 36Kr. Ms. Xu received her Bachelor's degree in Law from ShanDong University in 2005 and her Master's degree in International Law from XiaMen University in 2008, and has judicial qualifications in China.

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China's New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and the upgrading needs of traditional companies. The Company is supported by a comprehensive database and strong data analytics capabilities. Through diverse service offerings and significant brand influence, the Company is well-positioned to continuously capture the high growth potential of China's New Economy.

For more information, please visit: http://ir.36kr.com.

For investor and media inquiries, please contact:

In China:

36Kr Holdings Inc.
Investor Relations
Tel: +86 (10) 8965-0708
E-mail:  ir@36kr.com

Piacente Financial Communications
Jenny Cai
Tel: +86 (10) 6508-0677
E-mail:  36Kr@tpg-ir.com

In the United States:

Piacente Financial Communications
Brandi Piacente
Tel: +1-212-481-2050
E-mail:  36Kr@tpg-ir.com